Exhibit 11.1

Computation of Per Share Earnings

The information regarding Computation of Per Share Earnings is incorporated by reference from the Company’s 2015 Annual Report to Stockholders distributed to stockholders and furnished to the Commission under Rules 14a-3(b) and (c) of the Exchange Act; the computation appears under the caption “Note 23 - Earnings (Loss) Per Common Share” therein.